Exhibit 3.10

AMENDMENT

Effective June 16, 2011, Article V, Section 1 of the Bylaws of Acapulco Restaurant of Moreno Valley, Inc. is hereby amended and restated in its entirety to read as follows:

“Section 1. The authorized number of directors shall not be less than one (1). The number of directors shall be determined by the board of directors or by the shareholders. Directors need not be residents of the state of California nor shareholders of the corporation. The directors, other than the first board of directors, shall be elected at the annual meeting of the shareholders, and each director elected shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified. The first board of directors shall hold office until the first annual meeting of shareholders.”